NexCen Brands, Inc.
1330 Ave. of the Americas
34th Floor
New York, NY 10019

October 29, 2008

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549
Attention: Kathleen Collins

Re:	NexCen Brands, Inc.
Form 8-K Filed on August 21, 2008
File No. 0-27707

Ladies and Gentlemen:

I am General Counsel for NexCen Brands, Inc., a Delaware corporation (the “Company”).

We write to request an additional extension of time until November 14, 2008 to respond to the comments raised by the Securities and Exchange Commission (the “Commission”) set forth in your September 5, 2008 letter regarding the Company’s above-captioned Form 8-K filed on August 21, 2008. We commit to providing a response on or before November 14, 2008.

Sincerely,

/s/ Sue J. Nam

Sue J. Nam
General Counsel